Lori A. Gelchion
Direct: 404.420.4646
Direct Fax: 404.230.0940
Email: lgelchion@rh-law.com
May 12, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Ms. Sonia Gupta Barros
Mr. Bryan Hough
Re:     Regional Health Properties, Inc.
Registration Statement on Form S-4
Filed February 13, 2017
File No. 333-216041
Ladies and Gentlemen:
On behalf of Regional Health Properties, Inc. (“RHE”), we hereby respond to the Staff’s comment letter, dated March 10, 2017, regarding the above referenced Registration Statement on Form S-4 filed on February 13, 2017 (the “Registration Statement”). RHE is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to address the Staff’s comments as well as changes to update the Registration Statement to include AdCare Health Systems, Inc.’s audited financial statements for the year ended December 31, 2016 and related items.
Please note that for the Staff’s convenience, we have recited each Staff comment and provided the response to such comment immediately thereafter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.
General

1.	Please provide the information required by Item 1(c) of Schedule 14A.
Response: In response to the Staff’s comment, the information required by Item 1(c) of Schedule 14A has been included in Amendment No. 1 beginning on page 125.

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Securities and Exchange Commission
Division of Corporation Finance
May 12, 2017

Summary
Historical Market Price of Common Stock and Series A Preferred Stock, page 11

2.	Please provide the information required by Item 201(d) of Regulation S-K or provide us with an analysis as to why such information is not required.
Response: In response to the Staff’s comment, the information required by Item 201(d) of Regulation S-K has been included in Amendment No. 1 beginning on page 89.
Our Business
Properties
Operating Facilities, page 57

3.
Please provide the information required by Items 14 and 15 of Form S-11 for each materially important property. See Instruction 2 to Item 14. For example, we note from your disclosure on page F-50 that the lease for the Powder Springs facility obligates the lessee under such lease to make payments to you in an amount that appears to be in excess of 10% of your gross revenues for the year ended December 31, 2015.

Response: During the twelve months ended December 31, 2016 (“fiscal year 2016”), we did not have any property, the gross revenue from which amounted to ten percent (10%) or more of our aggregate gross revenue for such year. See the table on page F-25 of Amendment No. 1. In addition, no property had a book value which amounted to ten percent (10%) or more of our total assets for fiscal year 2016. Accordingly, in fiscal year 2016, we did not have any materially important property as contemplated by Instruction 2 to Item 14 of Form S-11.
During the twelve months ended December 31, 2015 (“fiscal year 2015”), we also did not have any materially important property as contemplated by Instruction 2 to Item 14 of Form S-11. The rent for the Power Springs facility identified on page F-50 of the Registration Statement represents the initial annual rent with respect to such facility. The Power Springs facility, however, was only leased by us for nine months during fiscal year 2015 (the lease commenced on April 1, 2015). Prior to April 1, 2015, we operated the facility. Accordingly, during fiscal year 2015, we recognized $1.658 million in rent revenues with respect to such facility, or approximately nine point six percent (9.6%) of our consolidated rent revenues for fiscal year 2015. In addition, no property had a book value which amounted to ten percent (10%) or more of our total assets for fiscal year 2015.

4.	Please also disclose your portfolio occupancy for your owned and leased properties for the most recent reported period.
Response: In response to the Staff’s comment, the portfolio occupancy percentage for each quarter during fiscal year 2016 has been disclosed in Amendment No. 1 on page 58. Occupancy percentages have been provided on a portfolio basis because all of our properties are leased on a triple-net basis and, therefore: (i) each leased property is 100% tenant occupied; and (ii) facility-level occupancy percentages do not affect the amount of rent the tenant is contractually obligated to pay.

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Securities and Exchange Commission
Division of Corporation Finance
May 12, 2017

5.	Please provide a lease expiration table or tell us why it is not material. Refer to Item 15(f) of Form S-11 as a guide.
Response: In response to the Staff’s comments, a lease expiration table is included in Amendment No. 1 on page 58. The table includes the number of “operational beds” with respect to applicable lease expirations instead of “gross leasable area” because management believes the former metric provides a more meaningful data point with respect to the size of the relevant facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

6.	Please revise to provide your leasing results for the prior period, including balancing disclosure regarding tenant improvement costs and leasing commissions for your leases and sub-leases.
Response: Each of our properties is leased or subleased to a single third-party tenant pursuant to a long-term triple-net lease or sublease with fixed rent and annual rent escalators, which requires the tenant to fund ongoing maintenance and capital expenditure items. We have not paid (and do not expect to pay) any leasing commissions in connection with leasing and subleasing our properties. Further, since January 1, 2016, we have not provided any capital for tenant improvements or permitted reduced rent, except for our Peach Facilities for which we made certain capital investments, extended a working capital loan and provided reduced rent for a specified period of time.
In response to the Staff’s comment, balancing disclosure with respect to leasing results has been included in Amendment No. 1 on page 71.
Overview, page 62

7.	Please also consider disclosing any tenants whose lease payments represent greater than 10% of your total revenues.
Response: During fiscal years 2016 and 2015, no single tenant made lease payments to us in excess of ten percent (10%) of our total revenues. See the response to Staff comment 3 above and Staff comment 8 below.

8.
Please tell us whether 20% or more of your assets are leased to one tenant on a triple net basis. To the extent this criteria applies to one or more of your tenants, please provide financial statements of the tenant or tell us where financial statements are located.

Response: No property or group of properties leased to a single tenant on a triple-net basis represented more than twenty percent of (20%) of our total assets. Each of our 30 properties is leased to a separate legal entity that operates such property (each, a “tenant”). No single tenant leases more than one property. Each of our tenants is affiliated with one of six local or regionally-focused operators as indicated in Amendment No. 1 on page 45.
Tenants Affiliated With C.R. Management or Beacon Health Management. Eight of our properties are leased, pursuant to eight separate triple-net leases, to eight distinct tenants who are each affiliated

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Securities and Exchange Commission
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May 12, 2017

with C.R. Management (“C.R.”); seven of our properties are leased, pursuant to seven separate triple-net leases, to seven distinct tenants who are each affiliated with Beacon Health Management (“Beacon”). Neither C.R. nor Beacon: (i) operates any of our properties; (ii) has co-leased any of our properties with any of our tenants; (iii) has guaranteed any of the lease obligations of our tenants with respect to any of our properties; or (iv) is otherwise obligated to us in any manner with respect to the lease of any of our properties. The leases with our tenants who are affiliated with C.R., and the leases with our tenants who are affiliated with Beacon, are not cross defaulted. Under the leases, each tenant is responsible for its own rent payments (as well as all other obligations under its lease with us), and we do not have the ability to collect amounts due under such lease from any other tenant or from C.R. or Beacon.
Based on the foregoing, neither the properties leased to the tenants who are affiliated with C.R., nor the properties leased to tenants who are affiliated with Beacon, should be aggregated for purposes of the asset concentration analysis contemplated by Section 2340 of the SEC’s Division of Corporation Financing Reporting Manual (“Section 2340”) because any “financing” or collectability risk with respect to the lease for any particular property is limited to the distinct tenant who is party to the lease for such property (and not shared with any other tenant or with C.R. or Beacon, as respectively).
Tenants Not Affiliated With C.R. Management or Beacon Health Management. Our remaining twelve properties are leased to twelve tenants, each of whom is affiliated with one of four local or regionally-focused operators. Among these affiliated tenant groups, we have in certain instances cross defaulted separate leases (or entered into a master lease with respect to multiple properties) or required a guarantee of lease obligations from another tenant within the same affiliated tenant group. That being said, even if we were to assume that each group of tenants affiliated with the same local or regionally-focused operator (excluding those tenants affiliated with C.R. or Beacon) were a single tenant, or otherwise aggregated for purposes of the asset concentration analysis under Section 2340, no property or group of properties leased to a single tenant (or such group of tenants) would constitute twenty percent (20%) or more of our assets.
Certain Information Regarding Directors and Executive Officers
Board of Directors, page 100

9.
We note your disclosure on page 1 that “the existing board of directors and executive officers of AdCare immediately prior to the merger will be the board of directors and executive officers, respectively, of RHE immediately following the merger….” For each of these directors listed on page 100, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of RHE following the merger, in light of RHE’s proposed business and structure. Please see Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the information required by Item 401(e)(1) of Regulation S-K has been included in Amendment No. 1 on page 109.

10.	Please provide the information required by Item 407(a) of Regulation S-K.

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Securities and Exchange Commission
Division of Corporation Finance
May 12, 2017

Response: In response to the Staff’s comment, the information required by Item 407(a) of Regulation S-K has been included in Amendment No. 1 on page 111.
Arrangements with Directors Regarding Election/Appointment, page 101

11.
We note your disclosure on page 101 that “it is the Company’s intention to cause Mr. Rimland to be appointed to the board at such time as it would not cause the Company to violate or fail to satisfy the NYSE MKT rules.” Please expand your disclosure to discuss how RHE intends to cause Mr. Rimland to be appointed to the board.

Response: As discussed in Amendment No. 1, the merger agreement provides that the board of directors of AdCare immediately prior to the merger will be the board of directors of RHE immediately following the merger. Accordingly, as a current AdCare board member, Mr. Rimland (along with each of the other directors of AdCare immediately prior to the merger) will be a RHE board member immediately after merger by virtue of the merger agreement.
In response to the Staff’s comment, clarifying disclosure in this regard has been included in Amendment No. 1 on page 111.
Executive Officers, page 102

12.	Please provide the information required by Item 401 of Regulation S-K for Mr. E. Clinton Cain.
Response: In response to the Staff’s comment, the information required by Item 401 of Regulation S-K for Mr. E. Clinton Cain has been included in Amendment No. 1 on page 111.
Director and Executive Compensation
Executive Compensation, page 108

13.	With respect to your performance bonus amounts, please provide the date that the amount of the bonus is expected to be determined. Please see Instruction 1 to Item 402(n)(2).
Response: Subsequent to filing the Registration Statement, the Compensation Committee of AdCare’s board of directors determined that, with respect to services rendered during fiscal year 2016, no bonus amounts would be payable to those named executive officers for whom bonuses were not disclosed for such year in the Summary Compensation Table included in the Registration Statement. Accordingly, the footnote to the Summary Compensation Table on page 108 of the Registration Statement indicating that performance bonuses had not yet been determined has been deleted from Amendment No. 1.
Exhibit Index, page E-1

14.
Please confirm that you will file a final opinion of counsel prior to the effectiveness of your registration statement regarding the proposed merger’s qualification as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, or

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Securities and Exchange Commission
Division of Corporation Finance
May 12, 2017

provide us with a detailed analysis as to why such an opinion is not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.
Response: RHE confirms that it will file a final opinion of counsel prior to the effectiveness of the Registration Statement regarding the proposed merger’s qualification as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. Amendment No. 1 includes the form of such opinion as Exhibit 8.1 thereto.
* * *
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to AdCare, at 404-420-4646.
Very truly yours,
/s/ Lori A. Gelchion

LAG/df

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